EXHIBIT 4.1
ENDORSEMENT
     I, Mitchell C. Hill, hereby agree with, and as an employee of, Avanade Inc. (the “Company”) that I will vote all of my shares of the Company’s common stock in accordance with the following provisions:
1)	in the case of any matter being voted on by the holders of the Company’s common stock and Series A Preferred Stock, together as a single class, that requires the affirmative vote of the holders of a majority of the shares present and entitled to vote, I will act to ensure that my shares of the Company’s common stock then-held, if any, are represented in person or by proxy so that a quorum is present for the transaction of such business, but I will not cast any votes for my shares of common stock on such matters and will take such action as to ensure that voting instructions for my shares are not otherwise submitted by a trust, a broker or other person or entity on my behalf;

2)	in the case of any matter being voted on by the holders of the Company’s common stock and Series A Preferred Stock, together as a single class, that requires either (i) the affirmative vote of the holders of shares present and entitled to vote of a higher percentage of shares than a majority or (ii) the affirmative vote of the holders of a minimum percentage of such shares outstanding, I will act to ensure that my shares of the Company’s common stock then-held, if any, are represented in person or by proxy so that a quorum is present for the transaction of such business and voted in proportion to the votes cast by the combined class; and

3)	in the case of any matter that the holders of the Company’s common stock are entitled to vote on as a separate class or series, alone or together with another class or series of the Company’s capital stock other than the Series A Preferred Stock, under the Washington Business Corporation Act, Title 23B of the Revised Code of Washington, or the Company’s articles of incorporation or bylaws then in effect, I will act to ensure that my shares of the Company’s common stock then- held, if any, are represented in person or by proxy so that a quorum is present for the transaction of such business and voted in proportion to the votes cast by the other holders of the Company’s common stock.
     I further agree that this endorsement will continue in effect until the earlier of (i) the termination of the Avanade Inc. Employee Stockholders Agreement (the “Agreement”), dated as of August 4, 2000, among the Company, the holders of shares of Series A Preferred Stock, and the individuals listed on Attachment A thereto, or (ii) a determination by the Company’s Board of Directors that my adherence to the terms of Section 1.1 of the Agreement would be in the Company’s best interests. I acknowledge that I otherwise continue to be bound by the terms and conditions of the Agreement, other than those set forth in Section 1.1, as an Employee under the Agreement.

     This endorsement may not be amended, modified or terminated without the consent of the Company’s Board of Directors.

MITCHELL C. HILL
Date: February 14, 2008	/s/ Mitchell C. Hill

AVANADE INC.
	By:	/s/ Dennis K. Knapp
Dennis K. Knapp
Chief Financial Officer